                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. [1])*


                                 MONACO FINANCE, INC.
              ----------------------------------------------------------
                                   (Name of Issuer)

                               Class A Common Stock and
                                 Class B Common Stock
              ----------------------------------------------------------
                            (Title of Class of Securities)

                          Class A Common Stock - 608868-105
                             Class B Common Stock - None
              ----------------------------------------------------------
                                    (CUSIP Number)

                       Cathryn L. Porter, Chief General Counsel
                              Pacific USA Holdings Corp.
                          3200 Southwest Freeway, Suite 1220
                         Houston, Texas 77027 (713) 871-0111
              ----------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   December 4, 1997
             -----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 15 Pages

                                     SCHEDULE 13D
-------------------------------------------------------------------------------
                      CLASS A COMMON STOCK CUSIP No. 608868-105
                         CLASS B COMMON STOCK CUSIP NO. NONE
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Pacific USA Holdings Corp.
         IRS Identification No. 75-2255876
------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]       (b)  [ ]
------------------------------------------------------------------------------
    3    SEC USE ONLY
------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                  WC
------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)       [ ]
------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Texas
------------------------------------------------------------------------------
    7    SOLE VOTING POWER
         0
NUMBER OF       --------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       1,500,000 shares of Class A Common Stock
OWNED BY           1,273,715 shares of Class B Common Stock (3 votes per share)
EACH            --------------------------------------------------------------
REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH        0
                --------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
                   1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -  1,500,000 shares of Class A Common Stock (See Item 5)
         - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
         - Limited power to direct the exercise of voting power with respect to 443,715 shares of Class B Common Stock (3 votes per share)
------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                             [ ]
------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             48.3%
------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                             CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 2 of 15 Pages

                                     SCHEDULE 13D
-------------------------------------------------------------------------------
                      CLASS A COMMON STOCK CUSIP No. 608868-105
                         CLASS B COMMON STOCK CUSIP NO. NONE
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pacific Electric Wire & Cable Co., Ltd.
         IRS Identification No. -- N/A -- Foreign Corporation
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]            (b)  [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                  WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)       [ ]
              -----------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Taiwan, Republic of China
-------------------------------------------------------------------------------
    7    SOLE VOTING POWER
         0
NUMBER OF       ---------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       1,500,000 shares of Class A Common Stock
OWNED BY           1,273,715 shares of Class B Common Stock (3 votes per share)
EACH             --------------------------------------------------------------
REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH        0
                 --------------------------------------------------------------
    10   SHARED DISPOSITIVE POWER
                   1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 1,500,000 shares of Class A Common Stock
         - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
         - Limited power to direct the exercise of voting power with respect to 443,715 shares of Class B Common Stock (3 votes per share)
------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        48.3%
------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                        CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 3 of 15 Pages

                                     SCHEDULE 13D
-------------------------------------------------------------------------------
                      CLASS A COMMON STOCK CUSIP No. 608868-105
                         CLASS B COMMON STOCK CUSIP NO. NONE
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Consumer Finance Holdings, Inc.
         IRS Identification No. 75-2704763
------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [ ]            (b)  [ ]
------------------------------------------------------------------------------
    3    SEC USE ONLY
------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                        WC
------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)       [ ]
------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Nevada
------------------------------------------------------------------------------
    7    SOLE VOTING POWER
         0
NUMBER OF       --------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       1,500,000 shares of Class A Common Stock
OWNED BY           1,273,715 shares of Class B Common Stock (3 votes per share)
EACH            --------------------------------------------------------------
REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH        0
                --------------------------------------------------------------
    10   SHARED DISPOSITIVE POWER
                   1,500,000 shares of Class A Common Stock
------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 1,500,000 shares of Class A Common Stock
         - Option to purchase, coupled with an irrevocable proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
         - Limited power to direct the exercise of voting power with respect to 443,715 shares of Class B Common Stock (3 votes per share)
------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                            [ ]
------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        48.3%
------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
                        CO
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 4 of 15 Pages

1.  Security and Issuer.

    This Statement relates to the Class A common stock, $.01 par value ("Class
A Common Stock"), and the Class B common stock, $.01 par value ("Class B Common Stock"), of Monaco Finance, Inc., a Colorado corporation ("Issuer" or "Monaco"). The Class A Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon its sale or transfer (except certain transfers for estate planning purposes), and upon the death of the original holder and may be converted into one share of Class A Common Stock at any time. The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.  Identity and Background.

    (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric") and Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer") and is intended to amend the prior Schedules 13D filed separately by Pacific, Pacific Electric, and Consumer on or about May 6, 1997. Pacific, directly and indirectly, is a wholly owned subsidiary of Pacific Electric and Consumer is a wholly owned subsidiary of Pacific. The executive officers and directors of Pacific, Pacific Electric and Consumer are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Pacific, Pacific Electric or Consumer, or any of its executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is required to be filed by such persons.

    (b) Business Address: The business address of Pacific and Consumer is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of Pacific Electric is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Pacific's, Pacific Electric's and Consumer's respective executive officers and directors are set forth in Item 2(c) of this Statement.

    (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. The present principal occupation or employment of Pacific's, Pacific Electric's and Consumer's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:


                                  Page 5 of 15 Pages


                            BOARD OF DIRECTORS OF PACIFIC

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------
Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.    Chairman of the Board           Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.    President                       Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.    Executive Vice President        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       and Chief Financial Officer
                  Section 4                                  Pacific Electric Wire &
                  Taipei , Taiwan, Republic of China         Cable Co., Ltd.

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Ching-yun    c/o Pacific USA Holdings Corp              Vice President, Pacific         Taiwan, ROC
                  5999 Summerside Drive, #112                Electric Wire & Cable Co.,
                  Dallas, Texas 75252                        Ltd., and Executive
                                                             Assistant: Office of the
                                                             Chairman
                                                             Pacific USA Holdings
                                                             Corp.

Larry D.          c/o Pacific USA Holdings Corp              Chief Executive Officer         United States
Horner            5999 Summerside Drive, # 112               PUSA Investment
                  Dallas, Texas 75252                        Company

Bill C. Bradley   c/o Pacific USA Holdings Corp              Chief Executive Officer         United States
                  5999 Summerside Drive, #112                Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.


                     BOARD OF DIRECTORS OF PACIFIC ELECTRIC

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------
Tung Yu-jeh       c/o Pacific USA Holdings Corp              Chairman of the Board           Taiwan, ROC
                  5999 Summerside Drive, # 112               Pacific Electric Wire &
                  Dallas, Texas 75252                        Cable Co., Ltd.

Lee Yu-tien       Pacific Electric Wire & Cable Co., Ltd.    Vice Board Chairman             Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China


                              Page 6 of 15 Pages

Sun Chen Shu-     Pacific Electric Wire & Cable Co., Ltd.    Executive Director              Taiwan, ROC
chuan             4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Cheng I-chou      Pacific Electric Wire & Cable Co., Ltd.    Executive Director              Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chiao Ting-piao   Pacific Electric Wire & Cable Co., Ltd.    Executive Director              Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.    President                       Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.    Executive Vice President        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       and Chief Financial Officer
                  Section 4                                  Pacific Electric Wire &
                  Taipei, Taiwan, Republic of China          Cable Co., Ltd.

Lee Chao-chun     Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Liu Wei-kang      Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Ching-yun    c/o Pacific USA Holdings Corp              Executive Assistant: Office     Taiwan, ROC
                  5999 Summerside Drive, 9112                of the Chairman Pacific
                  Dallas, Texas 75252                        USA Holdings Corp.

Lee Ta-jen        Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chiao Yu-chi      Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China


                              Page 7 of 15 Pages

Sun Tao-chi       Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Ta-cheng      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Cheng Chao-       Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
chun              4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-heng      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Ft., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Yuan Pei-yu       Pacific Electric Wire & Cable Co., Ltd.    President                       Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Systems, Inc.
                  Section 4
                  Taipei, Taiwan, Republic of China

H. Baba           c/o Pacific Electric Wire & Cable Co.,     Sumitomo Electric Ind.,         Japan
                  4th Fl, 285, Chung Hsiao East Road,        Ltd: c/o Pacific Electric
                  Section 4                                  Wire & Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China          4th Fl., 285, Chung Hsiao
                                                             East Road, Section 4
                                                             Taipei, Taiwan, Republic
                                                             of China.

Kuo Chih-Wei      United Electronics Industry Co., Ltd.      President                       Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       United Electronics Industry
                  Section 4                                  Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chang-Min-        Pacific Electric Wire & Cable Co., Ltd.    Chairman                        Taiwan, ROC
chiang            4th Fl., 285, Chung Hsiao East Road,       Greenbay Entertainment
                  Section 4                                  Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tony Yuan         Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Hsiu-chun    Pacific Electric Wire & Cable Co., Ltd.    Director                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China


                              Page 8 of 15 Pages

Kao Ching-chu     Pacific Electric Wire & Cable Co., Ltd.    Supervisor                      Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chin Yung         Pacific Electric Wire & Cable Co., Ltd.    Supervisor                      Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Hsiu-shing   Pacific Electric Wire & Cable Co., Ltd.    Supervisor                      Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China


                         BOARD OF DIRECTORS OF CONSUMER

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------

Bill C. Bradley   c/o Pacific USA Holdings Corp.             CEO                             United States
                  5999 Summerside Drive #112                 Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.


                         EXECUTIVE OFFICERS OF PACIFIC

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------

Larry D. Horner   c/o Pacific USA Holdings Corp.             Chairman of the Board of        United States
                  5999 Summerside Drive, 9112                Pacific USA Holdings
                  Dallas, Texas 75252                        Corp., CEO of PUSA Invest-
                  Investment Corp.                           ment Company

Bill C. Bradley   c/o Pacific USA Holdings Corp.             Chief Executive Officer         United States
                  5999 Summerside Drive, #112                Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.

Michael K.        c/o Pacific USA Holdings Corp.             Chief Financial Officer         United States
McCraw            5999 Summerside Drive, #112                Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.

Cathryn L.        c/o Pacific USA Holdings Corp.             Chief General Counsel           United States
Porter            3200 Southwest Freeway                     Pacific USA Holdings
                  Suite 1220                                 Corp.
                  Houston, Texas 77027

Kristie A. Lipes  c/o Pacific USA Holdings Corp.             Chief Administrative            United States
                  5999 Summerside Drive, 9112                Officer
                  Dallas, Texas 75252                        Pacific USA Holdings
                                                             Corp.



                              Page 9 of 15 Pages

                    EXECUTIVE OFFICERS OF PACIFIC ELECTRIC

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------

Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.    Chairman                        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.    President                       Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.    Executive Vice President        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       and Chief Financial Officer
                  Section 4                                  Pacific Electric Wire &
                  Taipei, Taiwan, Republic of China          Cable Co., Ltd.

Sun Tao-heng      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Ta-cheng      Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Cheng Chao-       Pacific Electric Wire & Cable Co., Ltd.    Vice President                  Taiwan, ROC
chun              4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire &
                  Section 4                                  Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Ching-yun    c/o Pacific USA Holdings Corp              Vice President                  Taiwan, ROC
                  5999 Summerside Drive, #112                Pacific Electric Wire &
                  Dallas, Texas 75252                        Cable Co., Ltd., Executive
                                                             Assistant: Office of the
                                                             Chairman Pacific USA
                                                             Holdings Corp.

                       EXECUTIVE OFFICERS OF CONSUMER

                                                             Present Principal
Name              Business Address                           Occupation                      Citizenship
----              ----------------                           ----------                      -----------

Bill C. Bradley   c/o Pacific USA Holdings Corp.             CEO                             United States
                  5999 Summerside Drive #112                 Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.


                              Page 10 of 15 Pages

Michael K.        c/o Pacific USA Holdings Corp.             Chief Financial Officer         United States
McCraw            5999 Summerside Drive #112                 Pacific USA Holdings
                  Dallas, Texas 75252                        Corp.



    (d) Criminal Convictions: During the last five years, none of Pacific, Pacific Electric, or Consumer nor any of their respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

    (e) Court or Administrative Proceedings: During the last five years, none of Pacific, Pacific Electric, or Consumer nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Citizenship: Pacific is a Texas corporation: Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in Item 2(c) of this Statement.

3.  Source and Amount of Funds and Other Consideration:

    Pursuant to the terms of a Conversion and Rights Agreement, dated April 25, 1997, between Pacific and Monaco (the "Conversion Agreement"), Consumer acquired 1,500,000 shares of the Class A Common Stock of Monaco (the "Class A Shares") upon conversion of a Promissory Note of Monaco, dated October 29,1996, held by Pacific in the original principal amount of $3,000,000. Each Class A Share is entitled to one vote on all matters submitted to a vote of Monaco's common stockholders. The Promissory Note evidenced a loan made to Monaco by Pacific pursuant to the terms of a Loan Agreement, dated October 29, 1996. The funds for the loan were obtained from Pacific's working capital.

    Pursuant to the terms of an Option Agreement, dated December 4, 1997 (the "Option Agreement"), by and among Consumer and Morris Ginsburg ("Mr. Ginsburg"), Sandler Family Partners, Ltd. ("Sandler FP"), and Irwin L. Sandler ("Mr. Sandler"), Consumer acquired the right to purchase all, but not less than all, of 830,000 shares of Class B Common Stock, $.01 par value (the "Option Shares"), at an exercise price of $4.00 per share at any time prior to December 4, 2000. Mr. Ginsburg is Chairman of the Board, President, Chief Executive Officer and a director of Issuer. Mr. Sandler is Executive Vice President, Secretary/Treasurer and a director of Issuer. Each share of Class B Common Stock is entitled to three votes on all matters submitted to a vote of Monaco's common stockholders and is automatically convertible into one share of Class A Common Stock, which has one vote per share, upon the occurrence of certain events. The Class A Common Stock and the Class B Common Stock vote as a class on all matters submitted to a vote of the Common Stock of Monaco. The Option Agreement terminates on December 4, 2000, unless earlier consummated or terminated. Pursuant to the Option Agreement, each optionor has a right to cause Consumer to purchase (the "Put") one half of the Class B Common Stock held by such optionor to Consumer during the 30 day periods following each of December 4, 1999, and December 4, 2000, at a price of $4.00 per share. In connection with the execution of the Option Agreement, and as contemplated therein, Consumer placed in a segregated account $3,320,000, which account has been pledged to Mr. Ginsburg and Sandler FP to secure the full purchase price of the Option Shares and, alternatively, the full amount Consumer will be obligated to pay for the Option Shares upon exercise in full of the "Put" provisions of the Option Agreement. The source of such funds was the working capital of Pacific. In the event that Consumer or any of its affiliates exercises the Option, and within 180 days after closing thereof, sells or agrees to sell any portion of the Shares to a person who is not an affiliate of Consumer for a price greater than $4.00 per share, the seller shall be obligated to pay the Shareholders 50% of such excess. The Shareholders agreed not to pledge, sell or otherwise transfer the Option Shares at any time during the term of the Option except to the extent of exercise of the Put. Upon exercise of either the Option or the Put, the Class B Common Stock purchased by Consumer will, pursuant to its terms, automatically convert into Class A Common Stock thereby reducing the voting power of Reporting Person.

    On or about May 14, 1993, the Company, Sandler Family Partners, and Messrs. Ginsburg and Sandler entered into a Buy-Sell Agreement giving the Company the right to buy all shares of its capital stock owned by Mr. Ginsburg upon his death and all shares of its capital stock beneficially owned by Mr. Sandler upon his death. In


                                 Page 11 of 15 Pages
addition, the Company had a right of first refusal to purchase any such stock desired to be sold by Mr. Ginsburg or Sandler Family Partners. This right of first refusal was exercisable by either the Issuer or the non-selling Shareholder. The parties to the Buy-Sell Agreement have agreed that the purchase rights and obligations under the Option Agreement shall supersede the purchase and right of first refusal provisions contained in the Buy-Sell Agreement during the term of the Option Agreement.

    Also, pursuant to the terms of the Option Agreement, Consumer obtained irrevocable proxies coupled with an interest from Mr. Ginsburg and Sandler FP whereby Consumer has the right to vote all of the Option Shares on all matters presented to the shareholders during the term of the Option Agreement. Further, pursuant to the terms of the Option Agreement, Consumer acquired the right to direct the exercise of all consensual or other voting rights with respect to 443,715 additional shares of the Issuer's Class B Common Stock as to which Mr. Ginsburg and Mr. Sandler hold a proxy to vote, subject to the fiduciary duty owed to the grantor of any such proxy. See Exhibits C and D.

4.  Purpose of Transaction.

    The purpose of the transaction for which this Statement is being prepared is to implement a plan to vest control in the Issuer with Pacific, Pacific Electric, and Consumer (collectively "Reporting Person"). The grant of the proxies by Mr. Ginsburg, Sandler FP, and Mr. Sandler to vote or direct the exercise of a proxy with respect to an aggregate of 1,273715 shares of Class B Common Stock (3 votes per share), along with the 1,500,000 shares of Class A Common Stock presently owned by Reporting Person, provides Reporting Person with the ability to vote 48.3% of the total votes of the Issuer.

    Except as described below, Reporting Person has no present plans or intentions to effect any of the following:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         Subject to a number of conditions which have not yet been met, Issuer and two majority owned indirect subsidiaries ("Subsidiaries") of Reporting Person are in negotiations with respect to an agreement pursuant to which Subsidiaries would sell approximately $100 million in principal amount of sub-prime auto loans to Issuer in exchange for consideration consisting of cash equal to approximately 90% of the face amount of the loans purchased and additional securities of Issuer. Pursuant to the transaction as presently envisioned, Issuer would issue to the Subsidiaries at the closing of the transaction approximately 1,000,000 shares of Class A Common Stock and approximately 3,000,000 shares of nonvoting preferred stock of the Issuer having an agreed value of $6.0 million, which are presently contemplated to be convertible into an aggregate of 1,500,000 shares of Class A Common Stock, thus at an indicated conversion price per
         share of Class A Common Stock of $4.00 per share.   All or a
         substantial portion of the cash portion of the purchase price would be subject to satisfactory financing by Issuer. There is presently no binding agreement between the parties with respect to this matter, and no assurances can be given that the transaction will ever be consummated in its present configuration or otherwise. Closing of the transaction is subject to a number of significant conditions including the negotiation of a definitive agreement acceptable to both parties and their boards of directors and the securing by Issuer of financing for a substantial portion of the purchase price for the loans. Moreover, the issuance of any equity securities of Issuer to Reporting Person pursuant to the transaction will be subject to the approval of at least a majority of Issuer's shares voting on the matter. In the event this proposed transaction is completed as outlined above, Reporting Person would control the vote of at least a majority of all shares of Issuer presently contemplated to be outstanding, and would, at least during the pendency of the Option Agreement, have the right to control the election of all the directors of Issuer.


                                 Page 12 of 15 Pages

    (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

         Reporting Person presently intends to seek a prompt change in the number of persons constituting the board of directors of Issuer to eight total members, of which Reporting Person, pursuant to a provision in the Option Agreement, will nominate and appoint four members and will nominate and appoint Mr. Ginsburg and Mr. Sandler in addition to the four other persons. The parties contemplate that the remaining two director positions will be filled by two persons independent of Issuer and Reporting Person. Such persons have not yet been identified. Reporting Person shall retain Morris Ginsburg as Issuer's Chairman of the Board and Irwin Sandler as Issuer's
         Executive Vice President but may elect a new chief executive officer at some point in the future, although no person has yet been identified to assume such position and no specific timetable has been set for any such change.

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

         Reporting Person intends to seek an amendment to Issuer's by-laws to increase the number of persons constituting Issuer's board of directors to eight persons.

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    0)   any action similar to those enumerated above.

5.  Interest in Securities of the Issuer.

    (a) Pacific, Pacific Electric and Consumer each have beneficial ownership of 1,500,000 shares of Monaco Class A Common Stock and of 1,273,715 shares of Class B Common Stock. The percentage of Monaco Class A Common Stock beneficially owned by each of Pacific, Pacific Electric, and Consumer is 20.8%. The percentage of Monaco Class B Common Stock beneficially owned by each of Pacific, Pacific Electric, and Consumer is 100%. The percentage of Issuer's total voting power controlled by Pacific, Pacific Electric, and Consumer is 48.3%.

    (b) Each of Pacific, Pacific Electric, and Consumer has full voting power with respect to the shares of the Class A Common Stock beneficially owned by them and have shared dispositive power with respect to all of the shares of Monaco Class A Common Stock beneficially owned by them. Each of Pacific, Pacific Electric, and Consumer has full voting power with respect to the 830,000 Class B Common Stock subject to the Option Agreement and has the right to direct the exercise of all consensual or other voting rights with respect to 443,715 additional shares of Issuer's Class B Common Stock as to which Messrs. Ginsburg and Sandler hold a proxy granted by a third party, subject to any fiduciary duty owed to the grantor of any such proxy. See Exhibits C and D.

                                 Page 13 of 15 Pages

    (c) Except as described above, none of Pacific, Pacific Electric, or Consumer nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

    (d) No person other than Pacific, Pacific Electric or Consumer is known to Pacific, Pacific Electric or Consumer to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Monaco Class A Common Stock beneficially owned by them; except that, during the term of the Option Agreement, and prior to any exercise of the option or put contemplated therein, the holders of the Class B Common Stock which are the subject of such Agreement are entitled to retain any dividends received on such shares.

    (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Other than as indicated elsewhere in this Statement, to the best knowledge of Pacific, Pacific Electric, and Consumer, none of Pacific, Pacific Electric, or Consumer nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

    See Item 4(a).

7.  Material to be Filed as Exhibits.

    Exhibit A:     Option Agreement by and among Consumer Finance Holdings,
                   Inc. and Morris Ginsburg, Sandler Family Partners, Ltd., and
                   Irwin L. Sandler, dated December 4, 1997.

    Exhibit B:     Proxies to vote shares held of record by Morris Ginsburg and
                   Sandler Family Partners, Ltd. dated December 4, 1997.

    Exhibit C:     Agreement Among Certain Shareholders of Issuer by and among
                   Morris Ginsburg, Irwin L. Sandler, and Milton "Bud" Karsh dated April 27, 1992.

    Exhibit D:     Proxies to vote shares held of record by Milton "Bud" Karsh dated April 27, 1992.

    Exhibit E:     Agreement of Joint Filing dated December 11, 1997.


                                 Page 14 of 15 Pages

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 1997                Pacific USA Holdings Corp.


                                       By:   /s/ Bill C. Bradley
                                            ----------------------------------
                                            Bill C. Bradley
                                            Chief Executive Officer


                                       Pacific Electric Wire & Cable Co., Ltd.


                                       By:   /s/ Tung Ching-yun
                                            ----------------------------------


                                       Consumer Finance Holdings, Inc.


                                       By:   /s/ Bill C. Bradley
                                            ----------------------------------
                                            Bill C. Bradley
                                            Chief Executive Officer




                                 Page 15 of 15 Pages